SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*


                            THE FEMALE HEALTH COMPANY
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    314462102
                 ----------------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Attention: David Sandberg
                            Telephone: (212) 614-8952
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 30, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                               Page 1 of 19 pages

CUSIP No.:  314462102
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER     0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,530,410
OWNED BY                         -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING                        -----------------------------------------------
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,530,410
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,530,410
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 2 of 19 pages

CUSIP No.:  314462102
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER     0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,530,410
OWNED BY                         -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING                        -----------------------------------------------
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,530,410
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,530,410
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 3 of 19 pages

CUSIP No.:  314462102
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                        7        SOLE VOTING POWER     0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,530,410
OWNED BY                         -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING                        -----------------------------------------------
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,530,410
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,530,410
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 4 of 19 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of The Female Health Company ("FHCO"), with its principal executive offices located at 515 North State Street, Suite 2225, Chicago, Illinois 60610.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

         The Red Oak Fund, LP, a Delaware limited partnership (the "Fund", "us", "we" or "our");

         Red Oak Partners, LLC, a Delaware limited liability company ("Red Oak Partners"); and

         David Sandberg, a United States Citizen.

         Red Oak Partners serves as the general partner of the Fund. Mr. Sandberg is the managing member of Red Oak Partners. Red Oak Partners and Mr. Sandberg may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.

         The principal business of the Fund is that of a private investment vehicle formed for the purpose of investing in primarily publicly traded equity securities of small capitalization companies. The principal business of Red Oak Partners is providing investment management services and serving as the general partner of the Fund. Mr. Sandberg's principal occupation is serving as the managing member of Red Oak Partners. The principal office or business address of each Reporting Person is 145 Fourth Avenue, Suite 15A, New York, NY 10003.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         On March 30, 2007, the Fund commenced a tender offer (the "Offer") to acquire up to 1,200,000 shares of Common Stock at a price, net to the seller, of $2.27 per share. The Offer expired in accordance with its terms on April 30, 2007 at 5:00 p.m. New York time. Approximately 984,706 shares of Common Stock were tendered, and the depositary has received notices of guaranteed delivery with respect to an additional 50,541 shares. The Fund is accepting for purchase all tendered shares, subject to confirmation by the depositary of the proper delivery of shares validly tendered, and the depositary will promptly pay for the shares accepted for purchase.

         The source and amount of funds (excluding fees and expenses) used by the Fund in making its purchase of the shares of Common Stock pursuant to the Offer is $2,350,011 from cash on hand.

                               Page 5 of 19 pages

ITEM 4.  Purpose of Transaction.

         The Fund made the Offer for investment purposes with a view towards making a profit. Our intent was to acquire Shares that we hope might ultimately increase in value. The Offer represented a more expeditious manner for us to acquire Shares given the limited liquidity in the trading market for the Shares. In addition, the Offer allowed us to offer all of the stockholders an opportunity to sell all or part of their investment if they choose to do so.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Fund is satisfied with FHCO's management and policies. Depending on various factors, we may take such actions as we deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of FHCO, and communicating with other stockholders, but in all cases subject to the Standstill Agreement described in Item 6 below.

         We may from time to time consider, although we have no current plans to do so, additional purchases of Shares of FHCO pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable law. Future purchases may be on the same terms or on terms that are more or less favorable to FHCO's stockholders than the terms of the Offer. We recognize that if we obtain an ownership position greater than 10% in FHCO, certain provisions of Wisconsin law may restrict our rights to engage in such transactions, and may reduce our voting rights if we acquire more than 20% of the voting shares of FHCO. We have not requested, and do not intend to request, that the FHCO Board of Directors use its discretion to render such provisions of Wisconsin law not applicable to us by approving purchases of more than 10% of the Shares.

         In addition, we may also determine to dispose of the Shares, in whole or in part, at any time and from time to time, subject to applicable laws. We may also decide to change our intentions with respect to the purposes and plans described in this Item 4. Any such decision would be based on our assessment of a number of different factors, including, without limitation, the business, prospects and affairs of FHCO, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to us, and the terms of the Standstill Agreement.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 1,530,410 shares of Common Stock, representing 6.2% of all of the outstanding shares of Common Stock. Red Oak Partners, as the general partner of the Fund, and Mr. Sandberg, as the managing member of Red Oak Partners, each may be deemed to beneficially own the 1,530,410 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. The percentage set forth in this response is based on the 24,513,149 shares of Common Stock outstanding as of February 12, 2007, as reported by FHCO in its Proxy Statement dated February 20, 2007.

         (b) Red Oak Partners, the Fund and Mr. Sandberg have shared power (with each other, and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 1,530,410 shares of Common Stock held by the Fund.

                               Page 6 of 19 pages

         (c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than the Fund accepting for purchase 1,035,247 shares of Common Stock for $2.27 per share on April 30, 2007 pursuant to the Offer.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         A Standstill Agreement by and between FHCO and the Fund was executed as of March 28, 2007 (the "Standstill Agreement"). The key provisions of the Standstill Agreement are:

         (i) The Fund agrees not to acquire more than 15% of the FHCO voting shares until the earlier of one year from March 28, 2007 or nine months from the expiration of the Offer (the "Standstill Period").

         (ii) During the Standstill Period, the Fund will not seek representation on the FHCO board of directors, or propose any merger, sale of assets, other business combination or other extraordinary corporate transaction with FHCO (including recapitalizations, dividends, share repurchases, and liquidations or other transactions which could result in a change of control) or encourage or solicit any other person to do so.

         (iii) The Fund agrees during the Standstill Period not to solicit any proxies or make any shareholder proposals to FHCO.

         (iv) The Fund agrees not to enter into any voting trust or voting agreement with other persons with respect to FHCO, or form a "group" with respect to FHCO which must be reported on
                  Schedule 13D or otherwise seek to exercise control or influence over the management, board of directors or policies of FHCO, during the Standstill Period.

         (v) The Fund also agreed that during the Standstill Period and until the 2008 annual meeting of FHCO it would vote in accordance with the recommendations of the FHCO board of directors with respect to the election of directors and other matters, subject to certain exceptions described below.

         (vi) FHCO agreed to grant the Fund access to its shareholder list in order to permit the Offer to proceed and agreed to instruct its transfer agent that FHCO has no objection if FHCO's transfer agent serves as depositary with respect to the Offer.

         (vii) The Fund agreed not to engage in "short sales" of FHCO shares during the Standstill Period.

         The Fund's agreements about actions during the Standstill Period are suspended if a third party files a Schedule 13D or otherwise makes a public announcement indicating that it has acquired beneficial ownership of 15% or more of the voting securities of FHCO which expresses an intention or possible intention to assume control of FHCO, or if a third party commences a tender offer seeking to acquire beneficial ownership of 15% or more of the voting power of FHCO, or if any third party commences a proxy solicitation intended to change a majority of the members of the board of directors of FHCO. Likewise, if FHCO signs any agreement providing for a change of control, the restrictions imposed

                               Page 7 of 19 pages
on the Fund by the Standstill Agreement will be suspended. In addition, the agreement of the Fund to vote in accordance with the recommendations of the board of directors of FHCO does not require the Fund to vote in favor of any merger, sale of assets or similar transaction and does not require the Fund to vote in favor of a compensation plan if Institutional Shareholder Services or a similar firm has recommended a "no" vote with respect to such plan. A copy of the Standstill Agreement is attached hereto as Exhibit B.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Standstill Agreement



                               Page 8 of 19 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 7, 2007


/s/ DAVID SANDBERG
-----------------------------------
David Sandberg


Red Oak Partners, LLC

By: /s/ DAVID SANDBERG
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, LP
By: Red Oak Partners, LLC, its general partner

By: /s/ DAVID SANDBERG
    -------------------------------
    David Sandberg, Managing Member



                               Page 9 of 19 pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of The Female Health Company dated as of May 7, 2007 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 7, 2007


/s/ DAVID SANDBERG
-----------------------------------
David Sandberg


Red Oak Partners, LLC

By: /s/ DAVID SANDBERG
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, LP
By: Red Oak Partners, LLC, its general partner

By: /s/ DAVID SANDBERG
    -------------------------------
    David Sandberg, Managing Member


                               Page 10 of 19 pages